EXHIBIT 99.1

Precision Drilling Announces Release of Second Annual Corporate Responsibility Report, Creation of Environmental Team and Launch of EverGreen™ Brand

CALGARY, Alberta, July 15, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) is pleased to announce several key Environmental, Social and Governance (ESG) accomplishments aligned with our High Performance, High Value strategy and one of our three 2021 strategic priorities to “demonstrate leading ESG performance”.

Yesterday, Precision released our second annual Corporate Responsibility Report. The report highlights the Company’s progress in ESG efforts, and provides an outline of Precision’s ESG strategies, focus areas, and performance. In addition, we have further aligned our report with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) guidelines to create an even more informative and relevant overview for those interested in learning more about ESG at Precision.

Key Highlights from Precision’s Corporate Responsibility Report include:

  Best-ever health and safety performance
  New and existing technologies to reduce wellsite Greenhouse Gas (GHG) emissions
  Partnership in geothermal energy development
  LEED Certified corporate offices
  Creation of Environmental (E) and Social (S) Teams
  Increased investment in our employees and communities
  Expanded ESG metrics in performance-based compensation plans
  Scholarship and internship programs
  Robust ethics and compliance culture

The report can be accessed on Precision’s website here.

Earlier this year, Precision established an “E-Team” comprised of a well-qualified and diverse group of leaders from across the organization to bolster the Company’s sustainability efforts, specifically those relating to the environment and emissions reduction. The team has been focused on coordinating and developing strategies, plans, and technologies to further reduce environmental impact while improving efficiency, return on investment, and social perception for Precision’s customers. The E-Team is committed to partnering with suppliers, customers, industry groups, and government agencies to innovate and implement green drilling technologies. This collaborative approach, along with Precision’s position as a drilling technology leader, will continue to result in more eco-friendly drilling solutions for our customers.

We are also pleased to announce the brand launch of our EverGreenTM suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. We have a longstanding commitment to operating efficiently and with environmental stewardship dating back to the 1990’s when we ran our first electric grid-powered rig. Since then, Precision has continued to make strategic investments to remain at the forefront of technological innovation including deploying our first bi-fuel powered rig in 2010, first natural gas-powered rig in 2013, and commercializing our Alpha suite of technologies to improve drilling efficiency in 2019.

Precision’s EverGreenTM suite of environmental solutions is comprised of:

  EverGreen Monitoring: Precision’s Integrated Power & Emissions Monitoring System provides environmental insights as they occur, monitoring fuel consumption (diesel and natural gas), power generation KPIs and real-time GHG emissions. Measurements may be extended to boilers, refueling stations and flare lines with a comprehensive power and emissions report.
  EverGreen Energy: With newly designed and digitally enabled drilling rigs and access to oilfield data and analytical tools, technological and process improvements have decreased drilling time and increased efficiency tremendously over the past decade. Highly efficient and faster wells undoubtedly reduce drilling GHG emissions and the next step change in emissions reduction will be delivered through onsite power generation, displacing diesel fuel as the primary fuel source for drilling operations. Learn more about Precision’s EverGreen Energy technologies here.
  EverGreen Fuel Cell: Precision believes hydrogen will play a key role in reducing wellsite GHG emissions and we are currently exploring technologies and partnerships that will enable us to realize this vision. Hydrogen technologies can be used in a wide variety of applications. Hydrogen fuel cells can be used to convert hydrogen directly into electric power. Hydrogen blending can be used to combine hydrogen with diesel and/or natural gas to increase efficiency and reduce GHG emissions. Precision has recently joined The Canadian Hydrogen and Fuel Cell Association (CHFCA) where we are seeking to establish industry partnerships to develop innovative fuel cell technology for the oilfield services sector.

Precision is committed to delivering leading ESG performance and we will be providing progress updates as we set even higher standards for our employees, customers and communities where we operate.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com